October 27, 2011

Mark P. Shuman

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

AlphaPoint Technology, Inc.

Post Effective Amendment No. 4 to Registration Statement on Form S-1

File No. 333-173028

Filed:  October 27, 2011

Dear Mr. Shuman:

Below are AlphaPoint Technology, Inc.’s (the “Company’s”) responses to the SEC’s verbal comments on October 27, 2011.  On behalf of the Company, on this day I transmitted via EDGAR the Company’s Fourth Post Effective Amendment to the Registration Statement on Form S-1.

RESPONSE:

We clarified all language regarding the offering, removing any inferences to a primary offering or a self-underwritten offering.  Furthermore, we revised the Plan of Distribution for clarity.

Also, a current Auditor’s consent is provided as Exhibit 23.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Post Effective Amendment No. 4 to Registration Statement on Form S-1

2.

Exhibit 23